Exhibit 99.1

Results for the Six Months Ended March 31, 2024 in Connection with the Unaudited Interim
Condensed Consolidated Financial Statements for the Six Months Ended March 31, 2024

Recent Developments

In June 2024, the Company entered into an agreement with MATZ-ERREKA, a Spain-headquartered world-leading specialist in automatic doors and automation systems, and became the exclusive distributor of MATZ-ERREKA’s premium automatic doors and gates in Hong Kong.

Results for the Six Months Ended March 31, 2024

Revenues

Our revenues decreased by approximately HK$5.2 million, or 5.4%, from approximately HK$97.0 million for the six months ended March 31, 2023 to approximately HK$91.8 million for the six months ended March 31, 2024. The decrease was mainly due to (i) a decrease in revenues from project and maintenance of HK$7.5 million, (ii) an increase in revenues from provision of security guarding and screening services of HK$3.7 million, and (iii) a decrease in revenues from equipment leasing of HK$1.4 million.

Our revenues from project and maintenance decreased by HK$7.5 million, or 12.4%, from HK$61.1 million for the six months ended March 31, 2023 to HK$53.6 million for the six months ended March 31, 2024. The decrease was mainly attributable to the change in contract size mix of project and maintenance performed. Certain revenues for the six months ended March 31, 2023 were contributed by several projects with larger revenues recognized, including one project of about HK$7 million, one project of about HK$5 million, three projects of over HK$3 million, four projects of over HK$2 million, and two projects of over HK$1 million. Comparatively, certain revenues for the six months ended March 31, 2024 were contributed by less projects with larger revenues recognized, including three projects of about HK$4 million, two projects of over HK$2 million, and six projects of over HK$1 million.

Our revenues from provision of security guarding and screening services increased by HK$3.7 million, or 11.7%, from HK$31.9 million for the six months ended March 31, 2023 to HK$35.6 million for the six months ended March 31, 2024. The increase was mainly due to (i) the increase in revenues from related vocational training services from HK$1.7 million for the six months ended March 31, 2023 to HK$2.1 million for the six months ended March 31, 2024; and (ii) the change in contract size mix of security guarding and screening services, as the revenues from seven customers contributing revenue of over HK$1 million during the six months ended March 31, 2024 amounted to HK$12.9 million, compared to five customers during the six months ended March 31, 2023 amounted to HK$9.4 million.

Our revenues from equipment leasing decreased by HK$1.4 million, or 34.1%, from HK$4.0 million for the six months ended March 31, 2023 to HK$2.6 million for the six months ended March 31, 2024. The decrease was mainly because the equipment leasing agreements of certain customers were expired, and we offered rental terms more preferential to the customers choosing to renew the agreements upon the expiry of original lease term.

Cost of Revenues

Our cost of revenues decreased by HK$6.3 million, or 8.8%, from HK$71.5 million for the six months ended March 31, 2023 to HK$65.2 million for the six months ended March 31, 2024 mainly due to change in contract size mix of the security-related engineering services performed, causing less sizable projects being recognized during the six months ended March 31, 2024 and thus, less cost of revenues being recognized.

Gross Profit

Our gross profit increased by HK$1.1 million, or 4.4%, from HK$25.5 million for the six months ended March 31, 2023 to HK$26.6 million for the six months ended March 31, 2024, mainly resulting from the decrease in cost of revenues. The gross profit margin increased from 26.3% for the six months ended March 31, 2023 to 29.0% for the six months ended March 31, 2024. The increase was due to an increase in profit margin of the security-related engineering services performed.

Selling, general and administrative expenses

Our selling, general and administrative expenses increased by HK$1.8 million, or 12.7%, from HK$13.8 million for the six months ended March 31, 2023 to HK$15.6 million for the six months ended March 31, 2024. The increase was mainly due to an increase in legal and professional fee from HK$0.1 million for the six months ended March 31, 2023 to HK$1.2 million for the six months ended March 31, 2024, since more legal and professional services such as legal advisory are required for the Company being a public entity.

Losses on disposal of property and equipment

Our losses on disposal of property and equipment decreased by HK$0.2 million, or 20.7%, from HK$0.8 million for the six months ended March 31, 2023 to HK$0.6 million for the six months ended March 31, 2024, mainly due to a decrease in the number of X-ray machines disposed from two during the six months ended March 31, 2023 to one during the six months ended March 31, 2024.

Other income

Our other income decreased by HK$0.3 million, or 26.8%, from HK$1.1 million for the six months ended March 31, 2023 to HK$0.8 million for the six months ended March 31, 2024. The decrease was mainly due to a decrease in government subsidies from HK$0.6 million for the six months ended March 31, 2023 to nil for the six months ended March 31, 2024.

Finance expenses

Our finance expenses increased by HK$14,056, or 38.2%, from HK$36,798 for the six months ended March 31, 2023 to HK$50,854 for the six months ended March 31, 2024 due to an increase in interest expense on lease liabilities from HK$19,917 for the six months ended March 31, 2023 to HK$42,746 for the six months ended March 31, 2024 mainly attributable to the renewal of two tenancy agreements during the six months ended March 31, 2024.

Income tax expenses

Our income tax expenses decreased by HK$0.8 million, or 45.0%, from HK$1.8 million for the six months ended March 31, 2023 to HK$1.0 million for the six months ended March 31, 2024. The decrease was mainly due to a decrease in income before income tax and the reduction of assessable profits of certain subsidiaries since certain expenses incurred by the Company for and on behalf of the group were allocated to the subsidiaries.

Net income

As a result of the foregoing, our net income maintained stable at HK$10.1 million for both six months ended March 31, 2023 and 2024.

About SU Group Holdings Limited

SU Group Holdings Limited (“SU Group”; Nasdaq: SUGP) is an integrated security-related services company that primarily provides security-related engineering services, security guarding and screening services, and related vocational training services in Hong Kong. Through its subsidiaries, SU Group has been providing turnkey services to the existing infrastructure or planned development of its customers through the design, supply, installation, and maintenance of security systems for over two decades. The security systems that SU Group provides services include threat detection systems, traffic and pedestrian control systems, and extra-low voltage systems in private and public sectors, including commercial properties, public facilities, and residential properties in Hong Kong. For more information visit www.sugroup.com.hk.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “anticipate,” “estimate,” “plan,” “project,” “continuing,” “ongoing,” “expect,” “we believe,” “we intend,” “may,” “should,” “will,” “could” and similar expressions. These statements are subject to uncertainties and risks including, but not limited to, the following: the Company’s ability to renew contracts with recurring customers; the Company’s ability to secure new contracts; the Company’s ability to accurately estimate risks and costs and perform contracts based on the Company’s estimates; the Company’s relationship with the Company’s suppliers and ability to manage quality issues of the systems; the Company’s ability to obtain or renew the Company’s registrations, licenses, and certificates; the Company’s ability to manage the Company’s subcontractors; the labor costs and the general condition of the labor market; the Company’s ability to effectively manage inventories; the Company’s ability to compete effectively; the Company’s dependence on a small number of suppliers for a substantial portion of the Company’s supplies; the Company’s ability to successfully manage the Company’s capacity expansion and allocation in response to changing industry and market conditions; implementation of the Company’s expansion plans and the Company’s ability to obtain capital resources for planned growth; the Company’s ability to acquire sufficient products and obtain equipment and services from the Company’s suppliers in suitable quantity and quality; the Company’s dependence on key personnel; the Company’s ability to expand into new businesses, industries, or internationally and to undertake mergers, acquisitions, investments, or divestments; changes in technology and competing products; general economic and political conditions, including those related to the security-related engineering services industry; possible disruptions in commercial activities caused by events such as natural disasters, terrorist activities, political, economic, and social instability, and fluctuations in foreign currency exchange rates, and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the U.S. Securities and Exchange Commission (the “SEC”), including the Company’s most recently filed Annual Report on Form 20-F and its subsequent filings. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC.

SU GROUP HOLDINGS LIMITED
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	As of September 30, 2023	As of March 31, 2024	As of March 31, 2024
	HK$	HK$	US$
Assets
Current assets
Cash and cash equivalents	16,400,123	47,221,060	6,034,100
Trade receivables, net	34,978,153	30,647,497	3,916,263
Inventories	40,919,214	44,977,581	5,747,420
Prepaid expenses and other current assets	1,590,259	6,645,049	849,132
Contract assets	3,187,403	6,176,549	789,265
Prepaid income tax	—	907,025	115,903
Total current assets	97,075,152	136,574,761	17,452,082

Non-current assets
Property and equipment, net	8,405,563	7,563,170	966,453
Intangible assets, net	144,879	102,379	13,082
Goodwill	1,271,160	1,271,160	162,434
Prepaid expenses and other non-current assets	—	2,485,909	317,660
Deferred offering expenses	3,853,500	—	—
Operating lease right-of-use assets, net	1,113,926	2,441,475	311,982
Investment in key management insurance policy	1,157,520	1,157,520	147,913
Deferred tax assets	1,418,419	1,595,125	203,832
Total non-current assets	17,364,967	16,616,738	2,123,356
TOTAL ASSETS	114,440,119	153,191,499	19,575,438

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Trade payables	16,104,581	6,826,897	872,369
Notes payables	3,503,768	2,738,293	349,910
Other payables	2,633,447	3,669,077	468,850
Accrued payroll and welfare	8,228,964	7,706,548	984,774
Operating lease liabilities – current	204,156	1,012,762	129,415
Income tax payable	1,058,040	—	—
Contract liabilities	22,748,443	37,570,236	4,800,879
Total current liabilities	54,481,399	59,523,813	7,606,197

Non-current liabilities
Operating lease liabilities – non-current	61,229	591,272	75,555
Other payables – non-current	996,069	600,525	76,738
Deferred tax liabilities	1,468,575	1,299,223	166,020
Other liabilities	1,008,306	590,917	75,510
Total non-current liabilities	3,534,179	3,081,937	393,823
Total liabilities	58,015,578	62,605,750	8,000,020

Commitments and contingencies

Shareholders’ equity
Ordinary shares (par value of HK$0.01 per share; 750,000,000 ordinary shares authorized and 12,000,000 and 13,647,500 ordinary shares issued and outstanding as of September 30, 2023 and March 31, 2024, respectively.)	120,000	132,500	16,931
Shares subscription receivables	(119,990)	(90)	(12)
Additional paid-in capital	14,642,029	39,691,720	5,071,971
Retained earnings	41,782,502	50,761,619	6,486,528
Total SU Group Holdings Limited shareholders’ equity and total shareholders’ equity	56,424,541	90,585,749	11,575,418
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	114,440,119	153,191,499	19,575,438

SU GROUP HOLDINGS LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME

	For the Six Months Ended March 31,
	2023	2024	2024
	HK$	HK$	US$
Revenues	97,043,825	91,845,615	11,736,409
Cost of revenues	(71,545,676)	(65,231,088)	(8,335,496)
Gross profit	25,498,149	26,614,527	3,400,913

Operating expenses
Selling, general and administrative expenses	(13,835,332)	(15,598,350)	(1,993,221)
Losses on disposal of property and equipment	(802,010)	(636,289)	(81,308)

Income from operations	10,860,807	10,379,887	1,326,384

Other income (expenses)
Other income	1,053,080	771,005	98,522
Finance expenses	(36,798)	(50,854)	(6,498)
Total other income, net	1,016,282	720,151	92,024

Income before income tax expenses	11,877,089	11,100,038	1,418,408
Income tax expenses	(1,773,354)	(976,169)	(124,739)
Net income	10,103,735	10,123,869	1,293,669
Less: Net income attributable to non-controlling interests	(105,775)	—	—
Net income attributable to SU Group Holdings Limited’s ordinary shareholders	9,997,960	10,123,869	1,293,669

Net income per share
Basic and diluted	0.83	0.81	0.10
Weighted average number of shares
Basic and diluted	12,000,000	12,464,481	12,464,481

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